                                                                     Exhibit 1.1



                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

2001 ANNOUNCEMENT OF INTERIM RESULTS

--    Total subscribers exceeded 58.9 million, up by 31% in half year
--    Revenue of RMB48.9 billion, up by 69% from same period previous year
--    EBITDA of RMB29.2 billion, up by 73% from same period previous year
--    Net profit of RMB13.8 billion, up by 58% from same period previous year


CHAIRMAN'S STATEMENT

Despite the far more moderate pace of growth of the international telecommunications market as a whole during the first six months of 2001, China Mobile (Hong Kong) Limited's core businesses continued to grow steadily, while at the same time the Group realized operating synergies and focused its efforts on developing wireless data businesses and reducing time-to-market, achieving satisfactory results.

The Group's financial results for the first six months of 2001 were satisfactory. Operating revenue reached RMB48,864 million, representing an increase of 69.1 per cent. over the same period in year 2000. EBITDA reached RMB29,176 million, representing an increase of 73.5 per cent. over the same period last year. The Group's EBITDA margin was 59.7 per cent. Net profit reached RMB13,809 million, representing an increase of 58.3 per cent. from the same period in year 2000. Earnings per share reached RMB0.74, representing an increase of 15.6 per cent. from the same period in year 2000.

As at 30 June 2001, the Group had 58.908 million subscribers, representing an increase of 13.774 million from the subscriber base as at the end of year 2000. To address the emerging trend in the mobile telecommunications market in China that the majority of new customers are low usage subscribers, the Group continued to grow its pre-paid card business, which has achieved wide acceptance. At 30 June 2001, pre-paid card users reached 25.770 million. By satisfying a variety of needs in the marketplace, reducing bad debt and enabling revenue creation, pre-paid card services have contributed significantly to the Group. To accommodate the increasingly diverse telecommunications needs of our customers, beginning in March 2001, the Group introduced tariff packages, or "bucket plans", to supplement our wide array of services. During the first six months of 2001, the Group's wireless data and value-added services grew rapidly, accounting for 2.4 per cent. of total revenue. Among these services, Short Message Services (SMS) experienced the fastest growth, with total volume reaching 1.30 billion messages during the first six months of this year, representing a compound quarterly growth rate of 74.7 per cent. since the service was introduced in the first quarter of 2000, highlighting the extraordinary growth potential of the wireless data businesses.

In the first half of 2001, the Group's aggregate subscriber usage volume reached
77.14 billion minutes and average minutes of usage per user per month (MOU) was 249 minutes. Average revenue per user per month (ARPU) was RMB158. As the penetration rate of mobile telecommunications services in China rises, the relative number of low usage subscribers also continues to increase. A variety of telecommunications charges in China were adjusted during the first half of 2001 (including the adjustment of long distance calling charges and the cancellation of mobile services surcharges in various provinces). Additionally, the usage of IP telephony increased, free airtime was allotted to analog service subscribers migrating to digital networks, and competition within the industry continued apace, which resulted in a decline in the Group's MOU and ARPU. However, total minutes of usage by the Group's subscribers, as well as total revenues, continued to steadily increase.

The Group's operations over the first six months of 2001 were satisfactory, reflecting stable growth. Proactively utilizing its thirteen provincial mobile networks to best advantage and working to realize optimal synergies, the Group implemented a series of measures including network optimization and management, business process reforms, customer service and cost control enhancements, with excellent results. Having achieved the goal of providing general network coverage to the population within its service areas, the Group focused on improving network quality in high traffic areas, particularly in commercial buildings and busy streets. Enhanced follow-up customer service, with an emphasis on courtesy, has resulted in increased customer satisfaction and loyalty. The Group's operating costs were controlled effectively. The Group has continued to implement "best practice" management measures and assessment standards in all thirteen operating subsidiaries. Emphasizing that value lies in the talents of individuals and striving to optimize and develop our human resources, the Group has continued to implement its employee incentive compensation program and made stock options available to a wider range of employees, including the senior and middle management within the newly acquired seven subsidiaries and key expert personnel in a number of subsidiaries. The Group organized a variety of professional training courses, covering such topics as advanced business administration, human resources management and marketing, to improve the quality of management at the operating subsidiary level. These efforts have reaped significant results, and improvement has been noted not only in the quality of our management but also in the operational efficiency of our subsidiaries.

Research and development for wireless data businesses and reducing the time-to-market for commercial applications were key focal points for the Group during the first half of 2001. The Monternet collaborative alliance business plan, in which the Group serves as gatekeeper, continued to gain momentum, as is reflected by the increasing number of participating Internet Content Providers
(ICPs). SMS transaction volume has increased rapidly. The newly introduced message-on-request and other e-commerce services have been readily accepted and are now widely used by our customers. While the Monternet mobile network portal continues to gain popularity, the progressive roll-out plan of the Group's unified Mobile Information Service Center (MISC) platform, developed by the Company's subsidiary, Aspire Technologies (Shenzhen) Limited, continued, and the trial commercial service of General Packet Radio Service, or GPRS, for high-speed data transmission was launched in 22 municipalities.

In keeping with market developments and the Group's strategic plan, and to continue to enhance operational efficiency and upgrade our technologies, the Group continued the migration of subscribers from analog to GSM digital networks. During the first six months of 2001, 1.678 million analog network subscribers were migrated to GSM digital networks. The Group plans to complete the migration to digital networks of the remaining 271 thousand analog subscribers in the current year and cease operating analog networks. We believe that the completion of this analog-to-digital upgrading will further increase the operational efficiency of the Group's networks and promote the Group's longer-term development.

Since the signing of the formal strategic alliance agreement with Vodafone, cooperation between our two companies has expanded. Currently, four designated expertise groups are at work in a test municipality on specific projects concerning corporate and high value customer management, network planning and optimization strategy, customer relationship management and new product development, respectively.

In June 2001, in the first ever bond offering in China, Guangdong Mobile, the Company's wholly-owned subsidiary, successfully issued RMB5 billion bonds. The Renminbi bond offering was a highly significant milestone event, marking not only the Company's successful entry into Mainland China's domestic capital markets, but also the broadening of the Company's investor base and financing channels, thus reducing financing costs and enhancing the Group's capital structure and risk profile.

During the first six months of 2001, the Group's capital expenditure was approximately US$2.2 billion, representing 40 per cent. of the planned capital expenditure for the year. The expenditures were principally for network expansion and the construction of transmission network and equipment structures. These construction projects are currently progressing well.

The Company's solid performance on various fronts has won recognition from the international investment community. In the first half of 2001, various internationally acclaimed industry publications, including FinanceAsia and Investor Relations, bestowed awards on the Company for "Best Managed Company" and "Best Investor Relations in China". Additionally, the Company was Business Week's #1 pick among "Largest Emerging Market Companies", and placed #5 among its "Information Technology 100". These awards and honors have brought much pride and encouragement to the Company's management and employees, prompting renewed efforts and a drive for even greater accomplishments.

As Mr. Antony Leung Kam Chung took up the post of Financial Secretary of the Government of the Hong Kong Special Administrative Region, he resigned from his post as an independent non-executive director and a member of the Audit Committee and the Remuneration Committee of the Board of the Company, with effect from 10 April 2001. The Board has appointed Dr. Lo Ka Shui as an independent non-executive director, and a member of the Audit Committee, the Remuneration Committee and the Nomination Committee of the Board of the Company. On behalf of the Board, I would like to take this opportunity to acknowledge Mr. Leung's contribution to the Company with the highest regard and deepest gratitude, and welcome Dr. Lo as a new member of the Board.

Looking to the future, we believe that second generation mobile telecommunications services will continue to present vast opportunities for further development in China. The Group will continue to implement its development strategy of pursuing continuous and stable growth of the core business, while continuing to explore opportunities to acquire quality assets that could enhance the Company's value. Concurrently, the Group will continue to introduce sophisticated international management expertise, advance effective corporate governance, and enhance the Group's competitiveness and preparedness, to meet the potential challenges and opportunities that may arise from China's entry into the World Trade Organization. As for our technology strategy, we will continue to closely follow the latest developments in third generation mobile communication technologies and will seek to employ the most appropriate technology at the optimal time in light of Mainland China's domestic market and industry development. We believe that the wireless data business presents vast opportunities and potential, and that the Group will continue its effort in reducing the time-to-market for commercial applications through the Group's wireless data research and development. By utilizing the Group's premium mobile network and brand name and solid subscriber base, and by actively promoting core mobile telecommunications services to tap the vast potential of the Mainland China market, we will maintain our position as the premier service provider and market leader.


Wang Xiaochu
Chairman and Chief Executive Officer
Hong Kong, 16 August 2001


UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2001 (Expressed in Renminbi)

                                                                   Unaudited            Audited
                                                                Six months ended   Six months ended
                                                                  30 June 2001       30 June 2000
                                                        Note      RMB million         RMB million
Operating revenue (Turnover)                             2
  Usage fees                                                         35,457             20,143
  Monthly fees                                                        7,020              4,250
  Connection fees                                                       711              1,532
  Other operating revenue                                3            5,676              2,972

                                                                     48,864             28,897

Operating expenses
  Leased lines                                                        2,196              2,714
  Interconnection                                                     6,839              3,604
  Depreciation                                                        8,083              4,165
  Personnel                                                           2,792              1,476
  Other operating expenses                                            8,598              4,616

                                                                     28,508             16,575

                                                                   Unaudited            Audited
                                                                Six months ended   Six months ended
                                                                  30 June 2001       30 June 2000
                                                        Note      RMB million         RMB million
Profit from operations                                               20,356             12,322
Other net income                                                        737                330
Non-operating net income/(expenses)                                     124                (12)
Interest income                                                         457                437
Finance costs                                            4             (956)              (335)

Profit from ordinary activities before taxation          4           20,718             12,742
Taxation                                                 5           (6,909)            (4,018)

Profit from ordinary activities after taxation                       13,809              8,724


No separate statement of recognised gains and losses has been prepared as the net profit for the period would be the only component of this statement for both current and prior periods.

Earnings per share
  Basic                  6(a)             RMB 74 cents     RMB 64 cents
  Diluted                6(b)             RMB 74 cents     RMB 64 cents

EBITDA (RMB million)     7                29,176           16,817


UNAUDITED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2001
(Expressed in Renminbi)

                                                                                     Unaudited         Audited
                                                                                       At 30            At 31
                                                                                     June 2001      December 2000
                                                                          Note      RMB million      RMB million
Non-current assets
Fixed assets                                                                          85,811            87,465
Construction in progress                                                              25,344            13,527
Interest in associates                                                                    16                46
Investment securities                                                                     61                61
Deferred tax assets                                                                    2,729             3,046
Deferred expenses                                                                        201               164

Current assets
Inventories                                                                            1,180               828
Amount due from ultimate holding company                                                 970               557
Accounts receivable                                                         8          6,402             7,252
Other receivables                                                           9          2,527             2,297
Prepayments and other current assets                                                   1,275             1,289
Deposits with banks                                                                   14,728            12,204
Cash and cash equivalents                                                  10         30,407            27,702

                                                                                      57,489            52,129

                                                                                     Unaudited         Audited
                                                                                       At 30            At 31
                                                                                     June 2001      December 2000
                                                                          Note      RMB million      RMB million
Current liabilities
Bank loans and other interest-bearing borrowings                           11         (4,571)          (10,471)
Bills payable                                                                           (984)           (1,005)
Current instalments of obligations under finance leases                               (1,782)           (1,624)
Amount due to immediate holding company                                                   --            (4,136)
Amount due to ultimate holding company                                                  (515)             (678)
Accounts payable                                                           12        (13,415)          (11,581)
Accrued expenses and other payables                                                  (11,018)           (8,408)
Taxation                                                                              (6,898)           (6,735)

                                                                                     (39,183)          (44,638)

Net current assets                                                                    18,306             7,491

Total assets less current liabilities                                                132,468           111,800

Non-current liabilities
Bank loans and other interest-bearing borrowings                           11        (30,492)          (23,134)
Obligations under finance leases, excluding current instalments                       (1,182)           (1,235)
Deferred revenue                                                                      (3,190)           (3,654)

                                                                                     (34,864)          (28,023)

Minority interests                                                                       (33)              (17)

NET ASSETS                                                                            97,571            83,760
CAPITAL AND RESERVES
Share capital                                                              13          1,986             1,986

Reserves                                                                   14         95,585            81,774

                                                                                      97,571            83,760


UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2001 (Expressed in Renminbi)

                                                                            Unaudited           Audited
                                                                        Six months ended    Six months ended
                                                                          30 June 2001        30 June 2000
                                                                           RMB million        RMB million
Net cash inflow from operating activities                                    31,897            19,566

Net cash (outflow)/inflow from returns on investments and
servicing of finance                                                           (249)              117

Tax paid                                                                     (6,430)           (2,630)

                                                                            Unaudited           Audited
                                                                        Six months ended    Six months ended
                                                                          30 June 2001        30 June 2000
                                                                           RMB million        RMB million
Net cash outflow from investing activities                                  (22,061)          (14,624)

Net cash inflow before financing activities                                   3,157             2,429

Net cash outflow from financing activities                                     (452)           (2,011)

Increase in cash and cash equivalents                                         2,705               418

Cash and cash equivalents at 1 January                                       27,702            19,349

Cash and cash equivalents at 30 June                                         30,407            19,767

Analysis of the balances of cash and cash equivalents

Deposits with banks maturing within three months when placed                  8,897             5,674

Cash and bank balances                                                       21,510            14,093

                                                                             30,407            19,767


Notes
(Expressed in Renminbi)


1    Basis of preparation

The interim results have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The interim results are unaudited, but have been reviewed by the Audit Committee of the Company and by the auditors, KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The unaudited consolidated financial information for the six months ended 30 June 2001 includes the financial information of the Company and its subsidiaries, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and Aspire Technologies (Shenzhen) Limited for the six months ended 30 June 2001.

The financial information relating to the financial year ended 31 December 2000 set out above does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2000 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 9 April 2001.

The audited consolidated financial information of the Group for the six months ended 30 June 2000 set out above includes the financial information of the Company and its subsidiaries,

Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, for the six months ended 30 June 2000. This consolidated financial information does not constitute the Group's statutory accounts for the six months ended 30 June 2000 but is derived from the audited consolidated accounts for the six months ended 30 June 2000, which were prepared in connection with the Company's debt and equity offering in November 2000, and had been disclosed in the Company's circular to shareholders dated 16 October 2000 and its prospectus for the Share Offering and the Convertible Note Offering dated 1 November 2000. The auditors have expressed an unqualified opinion on those accounts in their report dated 4 October 2000.

The same accounting policies adopted in the 2000 annual accounts have been applied to the interim results.


2    Turnover

Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of the People's Republic of China ("PRC") business tax and government surcharges. Business tax and government surcharges are charged at approximately 3.3 to 3.65 per cent. of the corresponding revenue.


3    Other operating revenue

Other operating revenue mainly represents telephone number selection fees, charges for value-added services, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.


4    Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/ (crediting):

                                                           Unaudited            Audited
                                                        Six months ended    Six months ended
                                                          30 June 2001        30 June 2000
                                                          RMB million         RMB million
Interest on borrowings                                         956                 335
Depreciation                                                 8,083               4,165
Amortisation of deferred expenses                               19                   5
Operating lease charges in respect of
  -- properties                                                442                 254
  -- leased lines                                            2,196               2,714
  -- others                                                    206                 173

Provision for doubtful accounts                                936                 647
Amortisation of deferred revenue from assignment of
rights to income from subscribers                             (153)               (153)


5    Taxation

                                                           Unaudited            Audited
                                                        Six months ended    Six months ended
                                                          30 June 2001        30 June 2000
                                                          RMB million         RMB million
Over-provision in respect of PRC income tax for
prior period                                                  (200)                (23)
Provision for PRC income tax on the estimated
taxable profits for the period                               6,793               3,673

                                                             6,593               3,650

Deferred tax                                                   316                 368

                                                             6,909               4,018

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2001 and 2000.

(ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC were subject to the statutory income tax rate of 33 per cent. for the six months ended 30 June 2001, except Hainan Mobile and certain cellular telephone operations of Guangdong Mobile located at Special Economic Zones in the PRC, which were subject to a tax rate of 15 per cent.


6    Earnings per share

(a)  Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2001 is based on the profit attributable to shareholders of RMB13,809,000,000 (2000: RMB8,724,000,000) and the weighted average number of 18,605,341,876 shares (2000: 13,706,310,428 shares) in issue during the six months ended 30 June 2001.

(b)  Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2001 is based on the adjusted profit attributable to shareholders of RMB13,874,000,000 (2000: RMB8,724,000,000) after adding back the interest expense on the convertible notes and the weighted average number of 18,700,015,844 (2000: 13,716,377,376) shares issued and issuable after adjusting for the effects of all dilutive potential ordinary shares as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

(c)  Reconciliations

                                                           Unaudited            Audited
                                                          30 June 2001        30 June 2000
                                                          RMB million         RMB million
Profit attributable to shareholders used in
calculating basic earnings per share                         13,809              8,724
Interest expense on the convertible notes                        65                 --

Profit attributable to shareholders used in
calculating diluted earnings per share                       13,874              8,724

                                                        Number of shares    Number of shares
Weighted average number of ordinary shares used in
calculating basic earnings per share                     18,605,341,876      13,706,310,428
Deemed issue of ordinary shares for no consideration         94,673,968          10,066,948

Weighted average number of ordinary shares used in
calculating diluted earnings per share                   18,700,015,844      13,716,377,376

7    EBITDA

EBITDA represents earnings before interest income, interest expense, non-operating net income/expenses, taxation, depreciation, amortisation and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to other similarly titled measures of other companies.


8    Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

                                     Unaudited                     Audited
                                  At 30 June 2001            At 31 December 2000
                                    RMB million                  RMB million
Within 30 days                         5,679                        6,451
31-60 days                               488                          524
61-90 days                               235                          277

                                       6,402                        7,252

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.


9    Other receivables

Included in other receivables as at 30 June 2001 are:

(a) amounts due from the China Telecommunications Corporation ("China Telecom") and its subsidiaries ("China Telecom Group") amounting to RMB401,000,000 (At 31 December 2000: RMB998,000,000), representing primarily revenue collected on behalf of the Group. The balances with China Telecom Group were unsecured, non-interest bearing and repayable within one year; and

(b) amounts receivable amounting to RMB810,000,000 in respect of the issue of the guaranteed bonds (the "Bonds") by the Group (see note 11).


10   Cash and cash equivalents

                                       Unaudited                   Audited
                                    At 30 June 2001          At 31 December 2000
                                      RMB million                RMB million
Deposits with banks                      8,897                      6,457
Cash at banks and in hand               21,510                     21,245

                                        30,407                     27,702

11   Bank loans and other interest-bearing borrowings


                                               Unaudited                                       Audited
                                             30 June 2001                                  31 December 2000
                               Current        Non-current                        Current      Non-current
                            liabilities       liabilities          Total       liabilities    liabilities       Total
                            RMB million       RMB million       RMB million    RMB million    RMB million    RMB million
Bank loans                     4,314             14,497           18,811         10,267         12,014         22,281
Other loans                      257                331              588            204            459            663
Fixed rate notes                  --              4,955            4,955             --          4,953          4,953
Convertible notes                 --              5,709            5,709             --          5,708          5,708
Bonds (note)                      --              5,000            5,000             --             --             --

                               4,571             30,492           35,063         10,471         23,134         33,605

Note:

On 18 June 2001, Guangdong Mobile issued the Bonds with a principal amount of RMB5,000,000,000 at an issue price equal to the face value of the Bonds. At 30 June 2001, the Group had received RMB4,138,000,000 from the lead underwriter in respect of the issue of the Bonds. The remaining balance net of underwriting commission was subsequently received by the Group in July 2001 and has been included in other receivables at 30 June 2001 (note 9).

The Bonds bear interest at floating rate, adjusted annually from the first day of each interest payable year and payable annually. The first annual interest rate of the Bonds is 4 per cent. The Bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011. Incidental costs incurred in relation to the issue of the Bonds are amortised on a straight line basis over the period from the date of issue to the date of maturity.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the Bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.


12   Accounts payable

Included in accounts payable as at 30 June 2001 are amounts due to China Telecom Group amounting to RMB2,946,000,000 (At 31 December 2000: RMB3,449,000,000),
representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable is as follows:

                                          Unaudited             Audited
                                       At 30 June 2001    At 31 December 2000
                                         RMB million          RMB million
Amounts payable in the next:

1 month or on demand                        7,369                6,614
2-3 months                                    979                  560
4-6 months                                  1,652                1,672
7-9 months                                    989                  827
10-12 months                                2,426                1,908

                                           13,415               11,581


13   Share capital

Issued and fully paid:

                                                                        At 30 June 2001
                                                                                          RMB equivalent
                                                         No. of shares     HK$ million     RMB million

At 1 January 2001                                       18,605,312,241        1,861           1,986
Shares issued under share option scheme                         36,000           --              --

30 June 2001                                            18,605,348,241        1,861           1,986

During the six months ended 30 June 2001, share options for a total of 76,773,000 shares were granted under the share option scheme to certain directors and employees of the Company. During the six months ended 30 June 2001, options were exercised to subscribe for 36,000 ordinary shares of HK$0.10 each at a total consideration of HK$1,621,440 (equivalent to RMB1,720,672).

At 30 June 2001, the outstanding options were as follows:

                                             Normal           Price per share to       No. of shares involved
                                       period during which    be paid on exercise    in the options outstanding
Date options granted                   options exercisable        of options             at the period end
9 March 1998                           9 March 1998 to            HK$11.10                    2,100,000
                                       8 March 2006

26 November 1999                       26 November 1999           HK$33.91                    3,500,000
                                       to 7 October 2007

26 November 1999                       26 November 2002           HK$33.91                    3,500,000
                                       to 7 October 2007

25 April 2000                          25 April 2002 to           HK$45.04                   15,587,000
                                       7 October 2007

25 April 2000                          25 April 2005 to           HK$45.04                   15,587,000
                                       7 October 2007

22 June 2001                           22 June 2003 to            HK$32.10                   38,386,500
                                       7 October 2007

22 June 2001                           22 June 2006 to            HK$32.10                   38,386,500
                                       7 October 2007


14   Reserves

                                                                                  PRC
                                    Share         Capital        General       statutory      Retained
                                   premium        reserve        reserve       reserves        profits         Total
                                 RMB million    RMB million    RMB million    RMB million    RMB million    RMB million
At 1 January 2001                  347,007       (296,470)         72           12,643         18,522         81,774

Shares issued under share                2             --          --               --             --              2
option scheme

Net profit for the period               --             --          --               --         13,809         13,809


At 30 June 2001                    347,009       (296,470)         72           12,643         32,331         95,585


15   Related party transactions

(a) Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The majority of the Group's business activities are conducted with China Mobile (the Company's ultimate holding company) and its subsidiaries (the "China Mobile Group") and the China Telecom Group.

As a result of the restructuring in May 2000, the Ministry of Information Industry (the "MII") ceased to have controlling interests in China Mobile and the Directorate General of Telecommunications (the "DGT") and the provincial telecommunications companies (the "PTCs") and no longer exercises control over telecommunications operations. China Telecom was set up as a result of the restructuring to operate the fixed line telephone networks in the PRC previously operated by the DGT and the PTCs, and is owned by the PRC government. The MII continues in its capacity as the industry regulator providing policy guidance and exercising regulatory authority over all telecommunications services providers in the PRC. As such, the MII or entities under control of the MII including the DGT and the PTCs, and the China Telecom Group since its formation are no longer considered to be related parties of the Group since May 2000.

The following is a summary of principal transactions which were entered into by the Group with the China Mobile Group for the six months ended 30 June 2001, and principal transactions which were entered into by the Group with the China Mobile Group, and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000 for the six months ended 30 June 2000.

                                                                   Unaudited              Audited
                                                                  Six months             Six months
                                                              ended 30 June 2001     ended 30 June 2000
                                                     Note         RMB million           RMB million
Interconnection revenue                                (i)             904                    932
Interconnection charges                               (ii)             876                  2,157
Leased line charges                                  (iii)             139                  2,094
Roaming revenue                                       (iv)           2,315                  1,249
Roaming expenses                                       (v)           2,195                    816
Spectrum fees                                         (vi)              14                      6
Operating lease charges                              (vii)              66                    153
Sales commission                                    (viii)              --                    247
Debt collection service fees                        (viii)             393                     84
Roaming billing processing fees                     (viii)              92                     89
Equipment maintenance service fees                    (ix)               4                      1
Rental charges of synchronised clock ports             (x)              --                      2
Construction and related service fees                 (xi)              44                     --
Purchase of transmission tower and transmission
tower-related service and antenna maintenance
service fees                                         (xii)              45                     --
Prepaid card sales commission income                (xiii)             184                     --
Prepaid card sales commission expenses              (xiii)             241                     --

Notes:

(i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region.

For the six months ended 30 June 2000, interconnection revenue also included amounts received or receivable from the DGT in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan provinces ("the relevant provinces") and amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") in respect of long distance calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC.

(ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

For the six months ended 30 June 2000, interconnection expenses also included amounts paid or payable to the DGT in respect of long distance calls made by the Group's subscribers in the relevant provinces roaming outside their registered provinces and amounts paid or payable to the relevant PTCs in respect of calls made between the Group's cellular networks, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

For the six months ended 30 June 2000, leased line charges also included expenses paid or payable to the relevant PTCs for the use of leased lines.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

For the six months ended 30 June 2000, operating lease charges also included rental and property management fee paid or payable to the relevant PTCs prior to May 2000.

(viii) The Group entered into certain services agreements in respect of marketing services with authorised dealers, debt collection services and roaming billing processing with subsidiaries of China Mobile or the relevant PTCs prior to May 2000.

Debt collection service fees represent the amounts paid or payable to subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

For the six months ended 30 June 2000, sales commission, debt collection service fees and roaming billing processing fees also included amounts paid or payable to the relevant PTCs for services rendered in the relevant provinces.

(ix) Equipment maintenance service fees represent the amount paid or payable to the subsidiaries of China Mobile for the provision of the maintenance services to Beijing Mobile, Shanghai Mobile and Liaoning Mobile.

For the six months ended 30 June 2000, equipment maintenance service fees included amounts paid or payable to Fujian PTC for services rendered in the relevant province.

(x) Rental charges of synchronised clock ports represent expenses paid or payable to the relevant PTCs for leasing of synchronised clock ports by the Company's subsidiaries.

(xi) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of construction services to Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile.

(xii) Payment represents cash payment by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

(xiii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.


16   Commitments

(a)  Capital commitments

Capital commitments outstanding not provided for in the accounts were as follows:

                                                                    Unaudited             Audited
                                                                 At 30 June 2001    At 31 December 2000
                                                                   RMB million          RMB million
Commitments in respect of land and buildings
  -- authorised and contracted for                                    1,112                1,632
  -- authorised but not contracted for                                2,897                3,275

                                                                      4,009                4,907

Commitments in respect of telecommunications equipment
  -- authorised and contracted for                                   12,197                9,080
  -- authorised but not contracted for                               32,318               30,781

                                                                     44,515               39,861

Total commitments
  -- authorised and contracted for                                   13,309               10,712
  -- authorised but not contracted for                               35,215               34,056

                                                                     48,524               44,768


(b)  Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

                                                Land and        Leased
                                                buildings        lines         Others          Total
                                               RMB million    RMB million    RMB million    RMB million
At 30 June 2001

  Within one year                                   543          3,403           356           4,302
  After one year but within five years            1,480          4,853           766           7,099
  After five years                                1,396          1,407           373           3,176

                                                  3,419          9,663          1,495         14,577

At 31 December 2000

  Within one year                                   611          4,119           289           5,019
  After one year but within five years            1,654          8,891           757          11,302
  After five years                                1,495          2,051           305           3,851

                                                  3,760         15,061          1,351         20,172

TRANSFER TO AND FROM RESERVES

There were no transfers to or from the PRC statutory reserve and the general reserve of the Group during the six months ended 30 June 2001.


INTERIM DIVIDEND

The Board of Directors considers that, as the Group is experiencing a period of rapid growth, it is necessary that the Group retains available capital to support capital investment with a view to enhancing returns to shareholders. Hence, the Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2001.


DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE SIX MONTHS
ENDED 30 JUNE 2001


1    Funding and Capital Structure Improvement

The Group has always consistently emphasized the effective use of capital to develop its business, improve its capital structure and increase its investment return. In June 2001, the Group, for the first time, issued RMB5 billion bonds in mainland China through Guangdong Mobile, a wholly-owned operating subsidiary of the Company, for the repayment of part of the syndicated loan raised by the Group in 2000 for the acquisition of the seven mobile communications companies. The bonds will mature in 2011. The issuance of Renminbi bonds has enabled the Group to raise capital at a relatively lower cost and broadened the Group's financing channels and investor base, thereby assisting the Group in optimizing its capital structure, reducing capital costs and effectively managing risk profile.

By the end of June 2001, the debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) was approximately 29 per cent., which is in line with last year's. This demonstrates that the Group adopts prudent policies in financial risk management and maintains a conservative capital structure. As at the end of June 2001, total cash and bank balance of the Group was RMB45,135 million, of which 85.0 per cent., 12.3 per cent. and 2.7 per cent. was denominated in RMB, US dollars and Hong Kong dollars, respectively.

At the end of June 2001, short-term and long-term borrowings of the Group totaled RMB39,011 million, representing an increase of RMB1,542 million over the end of 2000. 68.5 per cent. and 31.5 per cent. of the borrowings were denominated in RMB and US dollars, respectively. 21.5 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group was maintained at approximately 5 per cent. in the first half of 2001, whereas the interest coverage multiple (ratio of earnings before interest and tax to interest expenses) amounted to 22 times.


2    Capital Expenditure

The Group's planned capital expenditure (as part of a three-year rolling capital expenditure plan) for 2001 is approximately US$5.5 billion, and the actual investment made in the first half of 2001 was approximately US$2.2 billion.

In order to facilitate further business development and explore new business opportunities, the Group has estimated the total capital expenditure to be approximately US$16.3 billion for the period between 2001 and 2003. The capital expenditure is expected to be financed primarily out of the Group's internal cash flow generated from operations. The Group will invest the planned capital primarily in GSM network expansion, new technologies and new products development, construction of transmission network and equipment structures, business operation and network support system and other areas.

3    Personnel Expenses

The Group had a total of 38,312 employees as of 30 June 2001. Personnel expenses for the period were RMB 2,792 million, representing an increase of approximately 89 per cent. over the same period last year. This increase is mainly attributable to the inclusion in the period of personnel expenses of the seven mobile communications companies acquired in November 2000. There was also an increase in performance-based incentive compensation as a result of the Group's improved operating results for the period. The implementation of the compensation reform has improved motivation on the part of the Group's employees, and has helped the Group attract and retain talented staff, thereby strengthening the Group's competitiveness in the long term. The labour productivity of the Group improved from 938 subscribers per employee for the first half of last year, on a pro-forma basis, to 1,538 subscribers per employee for the first half of this year. While striving to maintain business development as well as to improve our service and management, the Group will continue to control the personnel expenses at a reasonable level by controlling the growth of the number of employees and optimizing employee structure.


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2001, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.


AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim accounts for the six months ended 30 June 2001.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 30 June 2001 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.


INTERIM REPORT

The 2001 Interim Report containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the websites of the Exchange and the Company in due course.

The 2001 interim financial information set out above does not constitute the Group's statutory accounts for the six months ended 30 June 2001 but is derived from the condensed financial statements for the six months ended 30 June 2001 to be included in the 2001 Interim Report.